04001444

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-46575

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dresner Investment Services Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GPG + Associates

(Name — if individual, state last, first, middle name)

(Address) (City) (State) Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 16 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FINANCIAL STATEMENTS
With Supplementary Information

For the years ended

December 31, 2003 and 2002

Certified Public Accountants and Consultants

Skokie, Illinois

DRESNER INVESTMENT SERVICES, INC.
(an S Corporation)

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2003 AND 2002

DRESNER INVESTMENT SERVICES, INC.
(an S Corporation)

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2003 AND 2002

CONTENTS

GPG & Associates, LLP
CERTIFIED PUBLIC ACCOUNTANTS, a member of the GP&R Group

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Dresner Investment Services, Inc.
Chicago, Illinois

We have audited the accompanying balance sheets of DRESNER INVESTMENT SERVICES, INC. (an S Corporation) as of December 31, 2003 and 2002, and the related statements of income (loss), retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Dresner Investment Services, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 12, 2004

GPG & Associates LLP

5019 W. Oakton Street • Skokie, Illinois 60077 • 847-763-9707 • Fax 847-763-9708 • www.gpg-associates.com

DRESNER INVESTMENT SERVICES, INC.
(an S Corporation)
BALANCE SHEETS
As of December 31, 2003 and 2002

ASSETS

	2003	2002
Current Assets:		
Cash and cash equivalents	$906,216	$590,460
Accounts receivable, net of allowance for doubtful accounts of $39,158 and $99,354 in 2003 and 2002, respectively	483,741	410,726
Due from an affiliated companies	48,742	172,601
Investment in securities, at cost which approximates market	38,164	9,800
Refundable deposits and prepaid expenses	0	350
Total Current Assets	1,476,863	1,183,937
Total Assets	$1,476,863	$1,183,937

LIABILITIES AND SHAREHOLDER'S EQUITY

	2003	2002
Current Liabilities:		
Due to affiliated companies	$0	$2,462
Customers deposits	0	60,000
Accrued payroll	26,429	31,400
Total Current Liabilities	26,429	93,862
Shareholder's Equity:		
Common stock, no par value, 1,000,000 shares authorized; 100,000 shares issued and outstanding, including additional paid-in capital	7,615	7,615
Retained earnings	1,442,820	1,082,460
Total Shareholder's Equity	1,450,435	1,090,075
Total Liabilities and Shareholder's Equity	$1,476,863	$1,183,937

See Accompaning Notes to Financial Statements

DRESNER INVESTMENT SERVICES, INC.
(an S Corporation)
STATEMENTS OF INCOME (LOSS) AND RETAINED EARNINGS
For the years ended December 31, 2003 and 2002

	2003	2002
Revenue, fee income and settlement of disputed fees	$6,943,242	$2,363,611
Operating Expenses:		
Support services	1,598,779	1,005,434
Bad debts, net of recoveries	(43,982)	47,451
Wages and benefits	3,452,938	1,484,718
	5,007,734	2,537,603
Net Operating Income (Loss)	1,935,508	(173,992)
Other Income:		
Interest income	17,233	9,947
Net Income (Loss) Before Taxes	1,952,741	(164,045)
IL replacement taxes	29,000	0
Net Income (Loss)	1,923,741	(164,045)
Retained Earnings:		
Beginning of year	1,082,460	1,246,505
Distribution to shareholder	1,563,381	0
End of Year	$1,442,820	$1,082,460

See Accompaning Notes to Financial Statements

DRESNER INVESTMENT SERVICES, INC.
(an S Corporation)
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2003 and 2002

	2003	2002
Cash Flows from Operating Activities:		
Net income (loss)	$1,923,741	($164,045)
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in accounts receivable	(73,015)	(314,440)
(Increase) decrease in due from affiliate	123,859	123,806
(Increase) decrease in deposits and prepaids	350	675
(Increase) decrease in investments in securities	(28,364)	0
Increase (decrease) in other current liabilities	(64,971)	91,400
Increase (decrease) in due to affiliate	(2,462)	(14,320)
Net Cash Provided by (Used in) Operating Activities	1,879,138	(276,924)
Net Cash Provided by Financing Activities	0	0
Cash distribution to shareholder	(1,563,381)	0
Net Cash Used in Investing Activities	(1,563,381)	0
Net Increase (Decrease) in Cash and Cash Equivalents	315,756	(276,924)
Cash and Cash Equivalents at Beginning of Year	590,460	867,384
Cash and Cash Equivalents at End of Year	$906,216	$590,460

Interest and taxes paid as allocated from affiliated companies (Note C)

See Accompaning Notes to Financial Statements

DRESNER INVESTMENT SERVICES, INC.
(an S Corporation)
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2003 and 2002

Note-A Organization and Summary of Significant Accounting Policies

Organization:

Dresner Investment Services, Inc. (the "Company") was incorporated in the State of Illinois on April 12, 1993. The Company, which was admitted as an NASD member in 1994, provides investment banking services for middle market companies. These services include advising clients on mergers and acquisitions, divestitures, recapitalizations, placement of debt, equity securities and corporate valuations. Since its inception, the Company has elected to be treated as an S Corporation.

The Company's stockholder is also the sole shareholder of three other legal entities sharing common ownership and management control. These entities were incorporated to provide management, professional and consulting services and are not subject to regulatory agencies' oversight.

Summary of Significant Accounting Policies:

Basis of Accounting – The accompanying financial statements have been prepared on the accrual basis of accounting, where revenues are recognized as earned and expenses as incurred.

Cash and Cash Equivalents - Investment grade commercial paper, with maturities less than ninety days, may be included in the classification of *Cash and Cash Equivalents.*

Estimates – Preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note-B Revenue:

The Company's services are contracted under a variety of billing arrangements, including hourly, fixed, and success fees. Gross revenue includes all amounts billed to clients during the year and net recoveries on previously disputed fees. No revenue is recognized from the contracts on which the Company and its clients have not reached agreement as to earned fees and /or costs if the amounts are indeterminable.

Note-C Related Party Transactions:

Dresner Capital Resources, Inc.("DCR"), one of the corporations which is wholly-owned by the sole stockholder of the Company as described in note A, provides all of the administrative support services. DCR pays all of the Company's office expenses and other costs, including payroll and related payroll taxes. The Company reimbursed DCR for substantially all of the expenses in year 2003 and 2002. The nature of the business and contracts of agreement with clients can and does lead to minority ownership in client businesses by the Company and / or the Company's stockholder or affiliates.

DRESNER INVESTMENT SERVICES, INC.
(an S Corporation)
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2003 and 2002

Note-C Related Party Transactions – continued

Allocation of expenses, referred to as "support services", are made by DCR to the Company and its other affiliates. The allocations are at specific actual expense when determinable and apportioned on a variety of bases determined by management for other operating expenses. DIS receives an allocation of expense of the DCR 401(k) Safe Harbor Plan effective September 1, 2002, with the allocation of $11,291 and $4,229 for years 2003 and 2002, respectively. Allocation to the Company for other qualified plans' contributions by DCR totaled $215,717 and $167,952 for years 2003 and 2002, respectively.

Note-D Contractual Obligations:

The Company has shared occupancy costs of its offices in Illinois with the three entities described in *Note A.* Each entity is responsible for its agreed upon share and the Company has recorded its share of expenses. The Company entered into a ten year lease, effective in August, 2001, for new offices. The annual rent liability, before reimbursements from other entities sharing occupancy, ranges from $100,334 in year one to $133,170 in year ten, which totals $1,167,520 for the ten year period ending in August, 2011. Additional rent items will be payable for a proportionate share of real estate taxes and operating expenses.

The Company also sub-leases a portion of the unused space to an unrelated party. That party is entitled to occupy that property until September 30, 2005 and obligated to pay the Company annual rent ranging from $30,810 to $31,296 for the two remaining years along with a pro-rata share of the abovementioned space-related costs.

Note-E Concentration of Credit Risk

The Company maintains a money market account at a bank. Amounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. The amounts in excess of the FDIC limit totaled $806,216 and $490,460 as of December 31 2003 and 2002, respectively.

Note-F Income Taxes:

The Company operates on a cash basis as an S corporation for tax purposes and is not liable for federal income taxes. An S Corporation passes income and expenses to the shareholder(s), so that federal income taxes, if any, are computed and paid by the shareholder(s). The income of the Company is, however, subject to Illinois Replacement Tax on net income, adjusted for Illinois net operating loss carryforwards, if any.

SUPPLEMENTARY INFORMATION

DRESNER INVESTMENT SERVICES, INC.
(an S Corporation)
RECONCILIATION OF REGULATORY (FOCUS) REPORTS WITH THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2003 and 2002

The Reconciliation of differences between the Financial Statements and the Regulatory (FOCUS) Reports follow:

1. Reconciliation of Required Equity with the Regulatory (FOCUS) Reports:

	2003	2002
Net assets & equity per financial statements	$1,450,435	$1,090,075
Less: Accounts receivable, net	(483,741)	(410,726)
Due from affiliate	(48,742)	(172,601)
Other nonallowable assets	(38,164)	(10,150)
Net Capital per Regulatory (FOCUS) Reports	879,788	496,598
Minimum capital requirement	5,000	6,257
Net Capital in Excess of Minimum Required per Regulatory (FOCUS) Reports **	$874,788	$490,341

2. Reconciliation of Revenue with Regulatory (FOCUS) Reports:

	2003	2002
Revenue from services, per financial statements	$6,943,242	$2,363,611
Less: commissions to subcontractors, included in support services in operating expenses on financial statements	0	(19,489)
Interest Income	17,233	9,947
Revenue per Regulatory (FOCUS) Reports**	$6,960,475	$2,354,069

** = Amounts per corrected FOCUS reports (corrections communicated over telephone and / or by refiling reports)

DRESNER INVESTMENT SERVICES, INC.
(an S Corporation)
SCHEDULE OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 and 2002

	COMMON STOCK		RETAINED	TOTAL
	SHARES	AMOUNT	EARNINGS	EQUITY
Balances, January 1, 2002	100,000 shs	$7,615	$1,246,505	$1,254,120
Net Loss for the year 2002			(164,045)	(164,045)
Balances, December 31, 2002	100,000 shs	$7,615	$1,082,460	$1,090,075
Net profit for the year 2003			1,923,741	1,923,741
Distribution to shareholder			($1,563,381)	(1,563,381)
Balances, December 31, 2003	100,000 shs	$7,615	$1,442,820	$1,450,435

DRESNER INVESTMENT SERVICES, INC.
(an S Corporation)
SCHEDULE OF THE COMPUTATION OF NET CAPITAL FROM THE FINANCIAL STATEMENTS, PURSUANT TO SECTION 15C-3.1 OF NASD REGULATIONS, FOR THE YEARS ENDED DECEMBER 31, 2003 and 2002

1. Computation of Net Capital:

	2003	2002
Net assets & equity per financial statements	$1,450,435	$1,090,075
Less: Accounts receivable, net	(483,741)	(410,726)
Due from affiliate	(48,742)	(172,601)
Other nonallowable assets	(38,164)	(10,150)
Net Capital	879,788	496,598
Minimum capital requirement	5,000	6,257
Net Capital in Excess of Minimum Required	$874,788	$490,341

2. Composition of Revenue per Financial Statements:

	2003	2002
Revenue from services, per financial statements	$6,943,242	$2,363,611
Interest income	17,233	9,947
Total Revenue per Financial Statements	$6,960,475	$2,373,558

The Schedule of the Computation of Net Capital has been prepared by us from the Company's financial statements, pursuant to section 15C-3.1 of NASD regulations. A comparison of this schedule with the annual regulatory FOCUS reports for the years then ended showed no significant differences.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Board of Directors
Dresner Investment Services, Inc.
Chicago, Illinois

In planning and performing our audit of the financial statements of Dresner Investment Services, Inc. (an S Corporation) as of December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the corporation in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (17) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Corporation in making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements or prompt payment for securities under section 8 of regulation T of the Board of Governors of the Federal Reserve System, because the Corporation does not carry security accounts for customers or perform custodial functions relating to customer activities.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure are to provide management with reasonable, but not absolute assurance that assets for which the Corporation has responsibility for are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure of the practices and procedures referred to above errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the

design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study we believe that the Corporation's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

February 12, 2004